INVESTMENT MANAGERS SERIES TRUST
803 W. Michigan Street
Milwaukee, Wisconsin  53233

May 27, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust File No. 333-122901
on behalf of WCM Focused Growth International Fund (the “Registrant”)

Below is a summary of the comments provided by Mr. Brick Barrientos of the staff of the Securities and Exchange Commission (the "Commission") by telephone on April 29, 2011, for the Registrant, a series of Investment Managers Series Trust.  All of the comments have been updated or explained below and are reflected in the Post-Effective Amendment Number 153 filed concurrently with this correspondence.

PROSPECTUS

Summary Section – Fees and Expenses

1.	Provide the completed table and the Expense Example table to the Commission staff before effective date.

RESPONSE: The completed Fees and Expense and Expense Example tables were provided to Mr. Barrientos via email on May 23, 2011.

2.	Footnote 2, provide in the response letter the term of the expense limit agreement. The agreement must be at least one year from the current Prospectus date.

RESPONSE:    The expense limit agreement will be in effect until August 31, 2012.

Summary Section – Principal Investment Strategies

3.
4th Paragraph, (a) disclose how will the fund diversify across countries (i.e., how many countries).and (b) disclose whether there are any limit on number of companies given the word “focused” in Fund name.

RESPONSE:  The Registrant has added disclosure that the Fund will “invest in at least three different countries”.  In addition, the Registrant has revised the 2nd sentence in the third paragraph to disclose that “The advisor’s investment process focuses on seeking companies that are industry leaders with sustainable competitive advantages; corporate cultures emphasizing strong, quality and experienced management; low or no debt; and attractive relative valuations.”

Summary Section – Principal Risks

4.	Add Emerging Market Risks.

RESPONSE:  The following Emerging Market Risks has been added:

Emerging Markets Risks.  The Fund’s investments in foreign issuers in developing or emerging market countries involve exposure to changes in economic and political factors.  The economies of most emerging market countries are in the infancy stage of capital market development.  As a result, their economic systems are still evolving and their political systems are typically less stable than those in developed economies.  Emerging market countries often suffer from currency devaluation and higher rates of inflation.

Investment Objective

5.	Please add that the Fund will give shareholders 60 days prior notice of investment objective change.

RESPONSE:  The Registrant has added a statement that it will give “at least 60 days’ prior written notice to shareholders.”

Portfolio Managers

6.	Fill in the missing dates for portfolio managers Paul R. Black and Kurt R. Winrich.

RESPONSE:  Completed.

Prior Performance for Similar Accounts Managed by the Advisor

7.	Please add performance table showing average annualized returns for 1, 5, 10 or since inception periods pursuant to Item4 of Form N1-A.

RESPONSE:   Table added for 1, 3 and since inception periods.

8.	Add the word “Strategy” to the GIPs performance table header to make clear that these are not the Fund’s returns.

RESPONSE: The word “Strategy” has been added.

9.	Delete the performance periods of Peter Hunkel at a prior firm since he is not the sole portfolio manager on this Fund.

RESPONSE:   Performance for the periods 2004 to 2007 have been deleted.

10.	Include in the response letter whether there were any investment company accounts manage by WCM that were not included in the composite.

RESPONSE:  The Fund’s advisor does not manage other investment company accounts.

11.	Provide explanation, in the response letter, why accounts with certain percentage of cash flows were excluded

RESPONSE: The composite returns are based on fully discretionary accounts and the advisor considers accounts where clients maintaining >20% cash flow as not meeting their definition or criteria as “fully discretionary”.

In addition, the Registrant has provided the above revised disclosures and performance tables to Mr. Barrientos via email on May 23, 2011.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments to the undersigned at (626) 914-1041.

Sincerely,

/s/Rita Dam

Rita Dam
Treasurer